Exhibit 99.5

                                                              TSX-V: AVU

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7                       T: (604) 687-3520       F: 1-888-889-4874

 October 3, 2012                                                                                                        NR 22 - 2012

Avrupa Minerals increases Financing to $1.2 million

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to announce that it has increased the offering announced on September 19, 2012 from $975,000 to $1,198,500 or a total of 7,990,000 Units. The offering has also been fully subscribed and will close shortly.

Certain key investors have also increased their investment in Avrupa. One new investor to Avrupa, but a long time prospect generator supporter, is making a significant investment in the Company. Another investor also will increase his position to 9.9%, and management, who also participated, will own approximately 8.5% of the Company.

Paul Kuhn, President and CEO, commented, “Our two JV projects in Portugal are progressing well. Our next focus will be to advance our other prospects in Portugal, Germany, and Kosovo to be able to form joint venture partnerships and further advance these programs. Funds will also be used to continue to generate new ideas and prospects in our core areas and elsewhere in Europe.”

Avrupa currently has 20,603,571 common shares outstanding which will increase to 28,593,571 common shares upon completion of this financing. The offering is subject to TSX Venture Exchange approval and is expected to close shortly.

Each Unit is comprised of a common share and a non-transferable common share purchase warrant. Each warrant will entitle the holder to purchase one additional common share at a price of $0.25 per common share for a 36-month period, starting on the closing date of this offering.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on aggressive exploration, using a prospect generator model, for valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds 16 exploration licenses in three European countries, including nine in Portugal covering 2,608 km2, six in Kosovo covering 198 km2, and one in Germany covering 307 km2.  Avrupa operates two joint ventures in Portugal, covering four of the licenses, including:

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The Alvalade JV, with Antofagasta Minerals SA, covering three licenses in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits; and

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related Au-W deposits

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.  These projects include:

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Porphyry Cu-Au potential in southern Portugal in the Alvito license area;

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Four licenses covering targets in the Pyrite Belt, the north Portugal Au-W belt, and the Monchique alkali complex of southern Portugal;

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Five licenses spread throughout Kosovo in the Trepça Mineral Belt of the Vardar Zone, historically a long-term producing district of silver and base metals;

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One additional license for gold and copper in southern Kosovo;

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One license for intrusion-related Au-Sn-W deposits in the historic Erzgebirge Mining District of eastern Germany, a 900-year producer of tin, tungsten, silver, base metals, and uranium.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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